

April 7, 2014

Via E-mail
Mark Garrett
Executive Vice President and Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

> **Re:** **Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended November 29, 2013**
> **Filed January 21, 2014**
> **Form 10-Q for the Quarterly Period Ended February 28, 2014**
> **Filed March 28, 2014**
> **File No. 000-15175**

Dear Mr. Garrett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 29, 2013

General

1. You state on pages 3 and 64 of the 10-K that you have operations in the Middle East and Africa. Syria and Sudan, countries located, respectively, in the Middle East and Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include disclosure regarding contacts with Syria or Sudan. Please describe to us the nature and extent of any past, current or anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. In this regard, we are aware of a 2012 news article reporting that Alfalak Electronic

Equipment and Supplies Co. has a strategic partnership with "Adobe Creative," and that it provides corporate IT solutions that integrate key technologies from its partners through its network of offices and staff in countries including Sudan. Please tell us whether you provide your products into Sudan, through Alfalak Electronic or otherwise.

Your response should describe any products, equipment, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments or those countries or entities they control.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill Impairment, page 37

2.   We note that as a result of your annual goodwill impairment test performed in the second quarter of 2013, you determined that the goodwill for each of the 3 reporting units was not impaired. Please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. To the extent that a reporting unit's estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise to disclose in future filings, the percentage by which the fair value exceeded the carrying value as of the date of the most recent test. We also note your disclosure that there is "no significant risk" of future material goodwill impairment in any of your reporting units. As part of your response, please explain to us what you mean by "no significant risk."

Results of Operations

Overview of 2013, page 39

3.   We note your disclosure on page 40 of Annualized Recurring Revenue and number of paid subscriptions for your Digital Media segment's Creative Cloud and Document Services offerings. Please tell us how you considered disclosing the same metrics for your Digital Marketing segment's subscription offerings, such as Adobe Marketing Cloud. As part of your response, please tell us if there are any other key metrics used by management to evaluate the Digital Marketing segment's subscription offerings and tell us what consideration you have given to disclosing any such metrics. See Section III.B.1 of SEC Release No. 33-8350.

4.   We note your disclosure that renewals for your Adobe Marketing Cloud services were one of the primary reasons for the fiscal 2013 increase in deferred revenue. We also note your disclosure on page 60 of your 2012 10-K that you "expect renewal rates associated

with Creative Cloud, and potentially other subscription offerings, will become key metrics used to measure their performance." Please tell us the extent to which you consider renewal rates to be key metrics and whether you believe that these metrics contribute meaningfully to understanding and evaluating your company. Please tell us what consideration you gave to disclosing renewal rates for each of your subscription offerings (Adobe Marketing Cloud, Creative Cloud or other subscription offerings). See Section III.B.1 of SEC Release No. 33-8350.

Product Backlog, page 44

5.   We note your disclosure of unbilled deferred revenue backlog for existing subscription agreements. Please tell us how you considered disclosing the amount of backlog not reasonably expected to be filled within the current fiscal year consistent with the requirements in Item 101(C)(1)(viii) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended February 28, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Other Liquidity and Capital Resources Considerations, page 39

6.   We note your disclosure on page 52 of your Form 10-K for the Fiscal Year Ended November 29, 2013 where you disclose the amount of cash associated with permanently reinvested foreign earnings and the tax effect if you were to repatriate these earnings. Please tell us how you considered providing similar disclosure in your Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mark Garrett
Adobe Systems Incorporated
April 7, 2014
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief